UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             PHONE1GLOBALWIDE, INC.
                             ----------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   719208100
                               -----------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 2, 2003
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No. 719208100                                                 Page 2 of 11


1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                 GEOSOR CORPORATION

2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                              a.  [ ]
                                              b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

                 OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 [ ]

6    Citizenship or Place of Organization

                 NEW YORK

      Number of        7     Sole Voting Power
        Shares
     Beneficially                 12,500,000
       Owned By
         Each          8     Shared Voting Power
      Reporting
        Person                    0
         With
                       9     Sole Dispositive Power

                                  12,500,000

                       10    Shared Dispositive Power

                                  0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                          12,500,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                          [ ]

13   Percent of Class Represented By Amount in Row (11)

                          18.9%

14   Type of Reporting Person (See Instructions)

              CO

                                  SCHEDULE 13D

CUSIP No. 719208100                                                 Page 3 of 11


1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                 GEORGE SOROS (in the capacity described herein)

2    Check the Appropriate Box If a Member of a Group (See Instructions)
                                              a.  [ ]
                                              b.  [X]

3    SEC Use Only

4    Source of Funds (See Instructions)

                 OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 [ ]

6    Citizenship or Place of Organization

                 UNITED STATES

      Number of        7     Sole Voting Power
        Shares
     Beneficially                 12,500,000
       Owned By
         Each          8     Shared Voting Power
      Reporting
        Person                    0
         With
                       9     Sole Dispositive Power

                                  12,500,000

                       10    Shared Dispositive Power

                                  0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                          12,500,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                          [ ]

13   Percent of Class Represented By Amount in Row (11)

                          18.9%

14   Type of Reporting Person (See Instructions)

              IN

         This Statement on Schedule 13D relates to shares of common stock, $.001 par value per share (the "Shares"), of Phone1Globalwide Inc. (the "Issuer"). This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report that each of the Reporting Persons may be deemed to have the right to acquire more than 5% of the outstanding Shares within 60 days of May 2, 2003, as described in Item 6 herein.

Item 1.  Security and Issuer.

         This Statement relates to the Shares. The address of the principal executive office of the Issuer is 100 N. Biscayne Blvd., Suite 2500, Miami, Florida 33132.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Geosor Corporation, ("Geosor"); and

               ii)  Mr. George Soros ("Mr. Soros").

         This Statement relates to the Shares that Geosor Corporation has the right to acquire within 60 days.

                              The Reporting Persons

          Geosor is a New York corporation and has its principal office at 888 Seventh Avenue, 31st Floor, New York, New York 10106. The principal business of Geosor is investment in securities. Mr. Soros is the sole shareholder of Geosor and, in such capacity, he may be deemed to have voting and dispositive power over of the Shares held for the account of Geosor. Current information concerning the identity and background of the directors and officers of Geosor is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         The principal occupation of Mr. Soros, a United States citizen, is the direction of the activities of Soros Fund Management LLC, a private investment firm ("SFM LLC"), which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal offices located at 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1998. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

Item 3.  Source and Amount of Funds or Other Consideration.

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

         The securities held for the accounts of Geosor may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

         All of the Shares reported herein as having been acquired or disposed of from the accounts of Geosor were acquired or disposed of for investment purposes. Except as set forth below and in Item 6, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

         According to information filed by the Issuer with the Securities and Exchange Commission on its most recent Form 10-Q for the quarterly period ended December 31, 2002, the number of Shares outstanding was 66,128,702.

         (a) Geosor and Mr. Soros may be deemed the beneficial owner of 12,500,000 Shares (approximately 18.9% of the total number of Shares outstanding assuming Geosor exercises its option to acquire Shares pursuant to the Letter Agreement (as defined herein) (as described in Item 6 herein)) that may be deemed to be beneficially owned by Geosor.

         (b) Geosor and Mr. Soros may be deemed to have sole power to direct the voting and disposition of the 12,500,000 Shares that may be deemed to be beneficially owned by Geosor (assuming that Geosor exercises its option to acquire Shares pursuant to the Letter Agreement (as described in Item 6 herein)).

         (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since March 13, 2003 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On November 27, 2002, Geosor entered into a letter agreement (the "Letter Agreement") (a copy of which is attached hereto as Exhibit C, and is incorporated by reference herein in response to this Item 6) with Premium Quality Fund, a Cayman Islands corporation ("Premium"). Pursuant to the Letter Agreement, Geosor agreed to transfer $5,000,000 to Premium who, in turn, purchased a certificate of deposit (the "CD") in such amount for the account of Geosor from a third party financial institution. Under the terms of the Letter Agreement, Geosor may elect to redeem the CD at any time after July 1, 2003, provided that Geosor use all amounts acquired upon redemption of the CD to purchase Shares held by Premium at an initial purchase price of $.40 per Share. This initial purchase price is subject to certain anti-dilution adjustments. Upon Geosor's election to redeem the CD and purchase Shares, Premium has agreed to use its best efforts to cause a majority in interest of the other Shareholders of the Issuer to take all necessary and desirable actions within their control so that: (i) Geosor will have the right to appoint one representative to the Board of Directors of the Issuer (the "Board") (or at the election of Geosor, to appoint an "observer" to the Board); (ii) Geosor will have the sole right to remove its designated representative upon written request to the Board, except where it is determined that such designated representative breached his or her obligations as a director under Delaware law; (iii) in the event Geosor's designated representative ceases to serve as a member of the Board for any reason prior to the end of his or her term of office (including removal for cause), Geosor will have the right to appoint a replacement representative; and (iv) Geosor's right to appoint a representative to the Board will terminate at the time Geosor ceases to be the beneficiary of at least 50% of the Shares it acquired upon redemption of the CD.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

         The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by the terms of such Letter Agreement which is incorporated herein by reference.

         Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 12, 2003                  GEOSOR CORPORATION


                                     By: /s/ Richard D. Holahan, Jr.
                                         ---------------------------------------
                                         Richard D. Holahan, Jr.
                                         Director and Secretary



Date:  May 12, 2003                  GEORGE SOROS


                                     By: /s/ Richard D. Holahan, Jr.
                                         ---------------------------------------
                                         Richard D. Holahan, Jr.
                                         Attorney-in-Fact

                                     ANNEX A

                  Directors and Officers of Geosor Corporation


  Name/Title/Citizenship        Principal Occupation          Business Address
  ----------------------        --------------------          ----------------

    Armando T. Belly           General Counsel of Soros      888 Seventh Avenue
    Director and President     Fund Management LLC           31st Floor
    (United States)                                          New York, NY 10106

    Daniel T. Eule             Director of Tax of Soros      888 Seventh Avenue
    Director and Treasurer     Fund Management LLC           31st Floor
    (United States)                                          New York, NY 10106

    Richard D. Holahan, Jr.    Assistant General Counsel     888 Seventh Avenue
    Director and Secretary     of Soros Fund Management      31st Floor
    (United States)            LLC                           New York, NY 10106

    Maryann Canfield           Assistant General Counsel     888 Seventh Avenue
    Director                   of Soros Fund Management      31st Floor
    (United States)            LLC                           New York, NY 10106


         To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Joint Filing Agreement,  dated as of May 12, 2003,
          by and between Geosor  Corporation  and Mr. George
          Soros.............................................                  10

B.        Power of  Attorney,  dated as of October 30, 2002,
          granted  by Mr.  George  Soros  in 11 favor of Mr.
          Armando T. Belly, Ms. Jodye Anzalotta, Mr. John F.
          Brown,  Ms.  Maryann  Canfield,   Mr.  Richard  D.
          Holahan, Jr. and Mr. Robert Soros.................                  11

C.        Letter  Agreement  dated November 27, 2002 between
          Geosor Corporation and Premium Quality Fund1



-------------------------

1    Filed with the  Securities  and Exchange  Commission on December 6, 2002 as
     Exhibit 99.1 to Premium Quality Fund's Schedule 13D, Amendment No. 2 (Commission File Number 005-57645).

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Phone1Globalwide Inc., dated as of May 12, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.



Date:  May 12, 2003                     GEOSOR CORPORATION


                                        By: /s/ Richard D. Holahan, Jr.
                                            ------------------------------------
                                            Richard D. Holahan, Jr.
                                            Director and Secretary



Date:  May 12, 2003                     GEORGE SOROS


                                        By: /s/ Richard D. Holahan, Jr.
                                            ------------------------------------
                                            Richard D. Holahan, Jr.
                                            Attorney-in-Fact

                                    EXHIBIT B

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, JOHN F. BROWN, MARYANN CANFIELD, RICHARD D. HOLAHAN, JR. and ROBERT SOROS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 15th day of January 2002 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 30th day of October, 2002.



                                        /s/ George Soros
                                        -----------------------------------
                                        GEORGE SOROS